FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July 15, 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

15 July 2011

The Royal Bank of Scotland Group plc
Statement on the publication of the 2011 EBA EU-wide stress test results

The Royal Bank of Scotland Group plc ("RBS") notes the publication of the stress test outcomes on ninety European banks by the European Banking Authority ("EBA") today and confirms it remains well capitalised with a Core Tier 1 capital ("CT1") ratio passing both the baseline and adverse scenarios.

RBS's CT1 ratio under the modelled adverse scenario, which is based on the EBA's published capital definitions and prescribed approach, is 6.3%, above the post-stress minimum CT1 ratio requirement of 5% used in this exercise.

RBS continues to make good progress implementing its restructuring plans, including the de-risking of its balance sheet. Reported CT1 ratio as at 31 March 2011 was 11.2%, versus 10.7% at 31 December 2010 and 9.7% used within the EBA test.  Stress testing is a regular feature of the Group's own risk management approach and regulatory framework.  RBS supports the need for banks to maintain strong capital ratios and believes that stress tests like these, whilst theoretical, can help restore confidence in the resilience of the European Banking Sector.

That said, the prescriptive methodology of EBA stress testing delivers outcomes that are not fully consistent with internal results and may not reflect business changes for Groups in transition such as RBS.  For example, the EBA scenario uses a static balance sheet approach and income assumptions which apply the average profits from trading activities in the last five years (which include substantial 2008 trading losses) as a base-line to which additional stress is applied in the 2011 and 2012 scenarios.  This does not fully reflect the actions that RBS has taken to restructure and de-risk its balance sheet, including the creation of Non-Core and running off of assets, including its riskier historic trading activities.  This methodology reduces the RBS stress scenario results by c.80bps.  The EBA methodology approach also incorporates elements of the Basel III framework, leading to an EBA defined CT1 ratio for RBS at the start point of 31 December 2010 of 9.7%, compared with 10.7% as reported.

The cumulative impact on operating profit, impairment in the banking book and losses in the trading book for the modelled stresses under the adverse scenario over the two years to 31 December 2012 are shown in the table overleaf:

Outcome of the modelled adverse scenario at 31 December 2012

2010 published CT1 ratio	10.7%

2010 EBA-defined CT1 ratio 1	9.7%
EBA Stress Test Results (£m)
2 year cumulative operating profit before impairments 2	8,105
2 year cumulative stress banking book impairment	(22,198)
2 year cumulative losses from the stress in the trading book	(3,794)
of which stress valuation losses due to sovereign shock	(496)
EBA calculated risk-weighted assets 3	587,008
Resulting EBA-calculated CT1 ratio CT1 ratio after EBA-recognised mitigation measures 4	6.3% 6.3%

Notes:
(1) Adjustments, resulting in the move from 10.7% published to 9.7% 2010 EBA defined CT1 ratio, comprise:
- Securitisation deductions are grossed up as RWAs at 1250%; the impact of this movement on the CT1 ratio is just over 70 bps.
- The balance relates to disallowing the tax credit on the excess of expected loss over provisions, and material holdings deductions moving from Tier 1 to CT1.

(2) Operating profit includes the following items and assumptions:

-  Income from trading activities (IFTA) for 2011 and 2012 represents a five year historic average (2006 to 2010) of Group IFTA, which includes significant losses in 2008 and the APS derivative charge of c.£1.6bn in 2010. Given that the Group has de-risked its trading book through Non-Core, this negatively impacts results by £6.3bn or 80bps.

- A £850m pre-tax provision for Payment Protection Insurance in 2011, as previously announced on 9 May 2011.
- Within Net Interest Income assumptions, increases to customer interest rates are restricted to 50% of any RBS specific additional funding costs.

-  RBS Insurance results are excluded from all periods as this is a Banking Book Stress, as are the results of the disposals of GMS and Sempra.  No gain is assumed on any future disposal of RBS Insurance.

(3) The risk-weighted assets include the grossing up of securitisation positions, see note (1) above, and the implementation of CRD 3 from end 2011.

(4) Based on this outcome, no EBA recognised mitigation measures are required.

(5)  Under the assumptions used for both the baseline and adverse scenarios, RBS has not needed to draw on its £8bn contingent capital facility (equivalent to an additional c.1.5% of CT1 ratio in addition to the EBA defined CT1 ratio as at the end of 2010), nor receive any payments under the Asset Protection Scheme through the end of 2012.

The EBA adverse scenario stress includes charges on trading and banking books to reflect deterioration of the economic environment and specifically of conditions in residential and commercial property, sovereign bond and securitised asset markets.  The stress test has been carried out using a static balance sheet assumption at December 2010. The stress test does not take into account future business strategies and management actions and is not a forecast of RBS's profits.  The full summary of EBA stress test results, attached in the Appendix to this announcement, provides further details of the impact of these stresses on RBS.

The EBA has noted that this stress testing exercise does not provide forecasts of expected outcomes, but rather an analysis aimed at supporting the supervisory assessment of the adequacy of capital of European banks.

RBS regularly conducts its own internal stress testing as part of its overall risk management framework based on adverse macro-economic shocks and adverse conditions in financial markets, including government bond markets.  RBS has also been subject to regular external stress tests across all its books by the FSA since the FSA's stress testing framework was instigated in 2009. In each stress test, whether internal or external, RBS has demonstrated that its capital position and resources exceed its regulatory capital requirements.

RBS will announce its Interim Results for the six months to 30 June 2011 on Friday 5 August 2011.

For further information, please contact:
Investor Relations Richard O'Connor Head of Investor Relations
+44 (0) 20 7672 1758
Media Relations
Jason Knauf Head of Group Media Centre +44 (0) 131 523 4414

Notes to Editors

The detailed results of the stress test under the baseline and adverse scenarios as well as information on RBS credit exposures and exposures to central and local governments are provided in the accompanying disclosure tables based on the common format provided by the EBA.

The stress test was carried out based on the EBA common methodology and key common assumptions (e.g. constant balance sheet, uniform treatment of securitisation exposures) as published in the EBA Methodological note. Neither the baseline scenario nor the adverse scenario should in any way be construed as a Group's forecast or directly compared to Group's other published information.

Further details of the stress tests and the assumptions behind them along with further explanatory notes can be found on the websites of the EBA at http://www.eba.europa.eu/EU-wide-stress-testing/2011.aspx and the FSA at www.fsa.gov.uk.

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including those related to RBS's regulatory capital position, risk-weighted assets, impairment losses and credit exposures under certain specified scenarios.  In addition, forward-looking statements may include, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "estimates" and words of similar import. These statements concern or may affect future matters, such as RBS's future economic results, business plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, fiscal and regulatory developments, competitive conditions, technological developments, exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or the Group's actual results are discussed in RBS's UK Annual Report and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBS's Reports on Form 6-K and most recent Annual Report on Form 20-F. The forward-looking statements contained in this announcement speak only as of the date of this announcement and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

- ENDS

Appendix - EU-Wide Stress Test

RBS was subject to the 2011 EU-wide stress test conducted by the EBA, in cooperation with the Financial Services Authority (FSA), the European Central Bank (ECB), the European Commission (EC) and the European Systemic Risk Board (ESRB).  The EU-wide stress test, carried out across 90 banks covering over 65% of the EU banking system total assets, seeks to assess the resilience of European banks to severe shocks and their specific solvency to hypothetical stress events under certain restrictive conditions.

The assumptions and methodology were established to assess banks' capital adequacy against a 5% CT1 capital benchmark and are intended to restore confidence in the resilience of the banks tested.  The adverse stress test scenario was set by the ECB and covers a two-year time horizon (2011-2012). The stress test has been carried out using a static balance sheet assumption as at December 2010. The stress test does not take into account future business strategies and management actions and is not a forecast of RBS's profits.

As a result of the assumed shock, the estimated consolidated CT1 capital ratio of RBS would change to 6.3% under the adverse scenario in 2012 compared to 9.7% as of end of 2010.

RBS meets the capital benchmark set out for the purpose of the stress test. The bank will continue to ensure that appropriate capital levels are maintained.

The results for RBS of the EBA stress test are available via the link below, first in GBP then in Euros.

http://www.rns-pdf.londonstockexchange.com/rns/5223K_-2011-7-15.pdf

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 15 July 2011

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary